As filed with the Securities and Exchange Commission on July 7, 2006

Registration No. 333-8488

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

OAO Tatneft

(f/k/a A.O. Tatneft (also known as Tatneft))
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
RUSSIAN FEDERATION

REPUBLIC OF TATARSTAN
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraph (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the deposit agreement	Paragraph (20) and (21)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the depositary	Paragraphs (13), (17), (18) and (23)

3. Fees and Charges	Paragraph (7)

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 1, 1998 among OAO Tatneft (f/k/a A.O. Tatneft (also known as Tatneft)), The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. – Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, July 7, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Nominal Value of 1 Ruble each, of OAO Tatneft.

By:

The Bank of New York,
 As Depositary

By:  /s/ Michael F. Finck

Name:  Michael F. Finck

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, OAO Tatneft has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Almetyevsk, Republic of Tatarstan, Russian Federation on July 7, 2006.

OAO Tatneft

By:  /s/ Shafagat F. Takhautdinov
Name:  Shafagat F. Takhautdinov
Title:    General Director

             (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on July 7, 2006.

/s/ N.G. Ibragimov Name: N.G. Ibragimov Member of the Board of Directors	/s/ Shafagat F. Takhautdinov Name: Shafagat F. Takhautdinov General Director, Member of the Board of Directors
/s/ N.U. Maganov Name: N.U. Maganov Member of the Board of Directors	/s/ Vladimir P. Lavuschenko Name: Vladimir P. Lavuschenko Deputy General Director of Economics, Member of the Board of Directors (principal financial officer)
/s/ R.S. Khisamov Name: R.S. Khisamov Member of the Board of Directors	/s/ Iskandar G. Garifullin Name: Iskandar G. Garifullin Chief Accountant (principal accounting officer)
/s/ M.Z. Taziev Name: M.Z. Taziev Member of the Board of Directors	/s/ Gregory F. Lavelle Name: Gregory F. Lavelle Authorized U.S. Representative
/s/ R.K. Sabirov Name: R.K. Sabirov Member of the Board of Directors
/s/ S. Ghosh Name: S. Ghosh Member of the Board of Directors

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

5	Certification under Rule 466.